UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statement of Net Assets Available for Plan Benefits as of December 31, 2003	4
Statement of Net Assets Available for Plan Benefits as of December 31, 2002	5
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2003	6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002	7
Notes to Financial Statements	8

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4j - Schedule of Reportable Transactions	15
Signature	16

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 and schedule H, line 4j - schedule of reportable transactions, for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG  LLP

New York, New York
June 25, 2004

PFIZER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2003
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:
Pfizer Inc. common stock	$3,661,700	$1,966,764	$1,694,936	$ --
Mutual funds	1,111,771	3,754	1,108,017	--
Bond funds	216,297	--	216,297	--
Fixed income fund	247,381	--	247,381	--
	5,237,149	1,970,518	3,266,631	--
Investments, at cost which approximates fair value:
Loans to participants	65,277	--	--	65,277
Short-term securities	19,296	--	19,296

Total investments	5,321,722	1,970,518	3,285,927	65,277

Contributions receivable:
Participant	6,899	--	6,899	--
Employer	2,931	2,931

Interest receivable	2,345	--	2,345	--

Investment management fees payable--Note 7	(44)	--	(44)	--

Net assets available for plan benefits--Note 9	$5,333,853	$1,973,449	$3,295,127	$65,277

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:
Pfizer Inc. common stock	$3,394,968	$1,788,280	$1,606,688	$ --
Mutual funds	701,522	--	701,522	--
Bond funds	250,151	--	250,151	--
Fixed income fund	231,134	--	231,134	--
	4,577,775	1,788,280	2,789,495
Investments, at cost which approximates fair value:
Loans to participants	65,480	--	--	65,480
Short-term securities	17,830	--	17,830	--

Total investments	4,661,085	1,788,280	2,807,325	65,480

Contributions receivable:
Participant	6,536	--	6,536	--
Employer	2,798	2,798	--	--

Receivable for securities sold	4,283	--	4,283	--

Interest receivable	2,847	--	2,847	--

Payable for securities purchased	(5,016)	--	(5,016)	--

Investment management fees payable--Note 7	(40)	--	(40)	--

Net assets available for plan benefits--Note 9	$4,672,493	$1,791,078	$2,815,935	$65,480

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2003
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:
Pfizer Inc. common stock dividends	$ 64,301	$ 33,919	$ 30,382	$ --
Interest and dividend income from other investments	25,997	391	25,606	--
Interest income from loans to participants	4,251	301	3,950	--
	94,549	34,611	59,938
Investment management fees--Note 7	(472)	--	(472)	--
	94,077	34,611	59,466	--
Net appreciation in fair value of investments--Note 8	743,152	271,458	471,694	--
	837,229	306,069	531,160	--
Contributions:
Participant	250,208	--	250,208	--
Employer	108,614	108,614	--
Transfers out of Plan, net--Note 3	(133,137)	(56,253)	(74,904)	(1,980)
Withdrawals--Note 9	(401,554)	(176,403)	(222,384)	(2,767)
Loan transaction transfers, net	--	344	(4,888)	4,544
	(175,869)	(123,698)	(51,968)	(203)
Net increase/(decrease)	661,360	182,371	479,192	(203)
Net assets available for plan benefits--Note 9:
Beginning of year	4,672,493	1,791,078	2,815,935	65,480
End of year	$5,333,853	$1,973,449	$3,295,127	$65,277

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:
Pfizer Inc. common stock dividends	$ 59,210	$ 31,094	$ 28,116	$ --
Interest and dividend income from other investments	25,196	1	25,195	--
Interest income from loans to participants	4,909	419	4,490	--
	89,315	31,514	57,801	--
Investment management fees--Note 7	(424)	--	(424)	--
	88,891	31,514	57,377	--
Net depreciation in fair value of investments--Note 8	(1,270,887)	(582,046)	(688,841)	--
	(1,181,996)	(550,532)	(631,464)	--
Contributions:
Participant	237,855	--	237,855	--
Employer	101,449	101,449	--	--
Transfers into Plan--Note 3	1,862,128	799,344	1,048,783	14,001
Withdrawals--Note 9	(478,409)	(210,879)	(265,320)	(2,210)
Loan transaction transfers, net	--	762	(6,008)	5,246
	1,723,023	690,676	1,015,310	17,037
Net increase	541,027	140,144	383,846	17,037
Net assets available for plan benefits--Note 9:
Beginning of year	4,131,466	1,650,934	2,432,089	48,443
End of year	$4,672,493	$1,791,078	$2,815,935	$65,480

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1 --Description of the Plan

General -- The Pfizer Savings Plan (the Plan), originally adopted as the Pfizer Savings and Investment Plan (PSIP) by Pfizer Inc. (the "Company") in 1965, is a defined contribution plan. Participation in the Plan is open to any employee who is included within a group or class designated by the Company, as set forth in the Plan document, and any affiliate (Associate Companies) which, with the consent of the Company, adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Effective February 1, 2002, certain participants of the Warner Lambert Savings and Stock Plan (WLSSP) and all the participants of the Agouron Pharmaceuticals, Inc. 401(k) plan (Agouron 401(k)), both Company plans, were transferred into the Plan.  Simultaneously, the Plan changed its name from the PSIP. On August 1, 2003 the remaining participants of the WLSSP, the Lititz union participants, were transferred, along with the remaining assets and liabilities, into the Plan. As a result, on this date the WLSSP was merged into the Plan.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Contributions -- Participants may make contributions on an after‑tax basis and/or on a before‑tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50%. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Investment Options --

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% during the first 5 years of eligibility and up to a total of 50% thereafter in 1% increments) out of the Pfizer Match Fund into any of the other investment funds except the Company Stock Fund. The fund also invests up to 0.25% of the balance in an S&P 500 index fund for purposes of liquidity.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following nineteen investment funds:

(a)	Intermediate Treasury Index Fund*
(b)	S&P 500 Index Fund*
(c)	Company Stock Fund
(d)	T. Rowe Price Fixed Income Fund
(e)	T. Rowe Price Value Fund
(f)	Fidelity Low Price Stock Fund
(g)	Fidelity Dividend Growth Fund
(h)	Fidelity Growth Company Fund
(i)	Fidelity Mid Cap Stock Fund
(j)	T. Rowe Price Small Cap Stock Fund
(k)	Fidelity Overseas Fund
(l)	T. Rowe Price Health Sciences Fund
(m)	Fidelity Select Technology Fund
(n)	Fidelity Freedom Income Fund
(o)	Fidelity Freedom 2000 Fund
(p)	Fidelity Freedom 2010 Fund
(q)	Fidelity Freedom 2020 Fund
(r)	Fidelity Freedom 2030 Fund
(s)	Fidelity Freedom 2040 Fund

* Northern Trust sponsored fund.

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and therefore, is deemed a related party.  The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments.

Eligibility and Vesting -- Generally, the domestic employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, or employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire. Generally, participants are immediately vested in the full value of their account (i.e., participant's and employer's contributions).

Loans to Participants -- Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

Benefit Payments -- Upon separation from service, retirement or disability, a participant generally may elect to receive a lump sum distribution currently or at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan.  In the event of a participant's death, a spouse beneficiary generally may elect payment currently or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of death.

Withdrawals --Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination -- The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting -- The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 9.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period.  Actual results could differ from those estimates.

Investment Valuation -- Company common stock is valued at the closing market price on the last business day of the year. Bond funds are recorded at fair value based on market or dealer quotes on the last business day of the year. Fixed income funds and mutual funds are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants, which are subject to various interest rates, and short‑term securities are recorded at cost which approximates fair value. Short-term securities primarily consist of U.S. Government securities.

Risk and Uncertainties -- Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Security Transactions -- Purchases and sales of securities are reflected on a trade‑date basis.

Net Appreciation/(Depreciation) in Fair Value of Investments -- Net appreciation/(depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses on sales of investments represents the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses of investments represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Loan Fund  -- The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Net Investment Income -- Dividend income is recorded on the ex‑dividend date. Interest income is recorded as earned. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Note 3 -- Transfers Into and Out Of the Plan

In December 2002 the Company sold the Tetra fish care products business and in March 2003 the Company sold the Adams confectionary business and Schick-Wilkinson Sword shaving products business. As a result, in 2003, net assets of Plan participants who were employees of these businesses in the amount of $180,934 were transferred out of the Plan.

On August 1, 2003, net assets in the amount of $47,797 of the remaining participants of the WLSSP, the Lititz union participants, were transferred into the Plan.

On February 1, 2002, most of the assets of the WLSSP and all the assets of another Company plan, the Agouron 401(k) plan, totaling $1,862,128 were transferred into the Plan to create one harmonized savings plan for all eligible employees of the Company.

Note 4 -- Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by letter dated January 2, 2004 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and a request was submitted on March 31, 2004 for an updated determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in material compliance with all the applicable requirements. Accordingly, no provision has been made for federal income taxes.

Contributions made to the Plan by the Company, including pre‑tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current federal income tax law while these amounts remain in the Plan.

Note 5 -- Plan Administration

The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Note 6 -- Significant Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

(thousands of dollars)	December 31, 2003	December 31, 2002

Pfizer Inc. common stock*	$3,661,700	$3,394,968
S&P 500 Index Fund	355,295	271,960
Intermediate Treasury Index Fund	--	250,151

*

Includes nonparticipant directed 55,668,370 shares and participant directed 47,974,424 shares at December 31, 2003 and nonparticipant directed 58,497,858 shares and participant directed 52,557,677 shares at December 31, 2002.

Note 7 -- Administrative Costs

Except for certain member transfer costs and the investment management fees, all costs and expenses of administering the Plan are paid by the Company.

Note 8 -- Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(thousands of dollars)	Years ended December 31,
	2003	2002

Net appreciation/(depreciation) in fair value of investments:
Pfizer Inc. common stock*	$506,517	$(1,105,053)
Mutual funds	241,807	(174,606)
Bond funds	(5,172)	8,772
	$743,152	$(1,270,887)

*

Includes realized gains from the disposal of Company common stock of $135,171 in 2003 and $147,567  in 2002 related to shares distributed in kind to participants who withdrew from the Plan as a result of retirement or termination.

Note 9 -- Withdrawals and Reconciliation with Form 5500

For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for plan benefits as of December 31, 2003 and 2002 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but were not distributed until the subsequent year:

(thousands of dollars)	December 31, 2003	December 31, 2002

Nonparticipant directed fund	$ 62	$ 644
Participant directed funds	163	656
Loan fund	4	--
	$229	$1,300

For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals are reported as benefit expense on Form 5500 for those years.

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock	--	--	55,668,370	$446,013	$1,966,764
Northern Trust* S&P 500 Equity Fund			1,309	3,617	3,754
Total nonparticipant directed investments				$449,630	$1,970,518

Participant Directed
Pfizer Inc.* Common Stock	--	--	47,974,424	$509,458	$1,694,936

Intermediate Treasury Index Fund:
U.S. Treasury Bond	10.000%	5/15/2010	1,000,000	1,197	1,113
U.S. Treasury Notes	3.250%	8/15/2007	7,500,000	7,625	7,650
U.S. Treasury Notes	3.000%	11/15/2007	6,300,000	6,378	6,354
U.S. Treasury Notes	3.625%	5/15/2013	4,000,000	4,059	3,845
U.S. Treasury Notes	4.250%	8/15/2013	6,200,000	6,056	6,208
U.S. Treasury Notes	3.125%	9/15/2008	4,000,000	4,023	3,998
U.S. Treasury Notes	1.625%	10/31/2005	8,000,000	7,962	7,988
U.S. Treasury Notes	4.250%	11/15/2013	4,000,000	4,008	3,996
U.S. Treasury Notes	1.625%	1/31/2005	3,200,000	3,195	3,212
U.S. Treasury Notes	5.500%	2/15/2008	1,700,000	1,787	1,874
U.S. Treasury Notes	7.500%	2/15/2005	5,000,000	5,589	5,345
U.S. Treasury Notes	6.500%	2/15/2010	2,000,000	2,150	2,324
U.S. Treasury Notes	5.000%	2/15/2011	4,000,000	4,019	4,296
U.S. Treasury Notes	3.000%	2/15/2008	7,200,000	7,243	7,233
U.S. Treasury Notes	1.625%	4/30/2005	9,000,000	9,043	9,027
U.S. Treasury Notes	6.625%	5/15/2007	8,500,000	8,947	9,620
U.S. Treasury Notes	4.375%	5/15/2007	4,000,000	4,273	4,236
U.S. Treasury Notes	6.000%	8/15/2009	5,400,000	6,031	6,116
U.S. Treasury Notes	5.750%	8/15/2010	6,000,000	6,316	6,728
U.S. Treasury Notes	2.375%	8/15/2006	6,000,000	5,967	6,032
U.S. Treasury Notes	2.000%	8/31/2005	7,500,000	7,555	7,548
U.S. Treasury Notes	1.500%	2/28/2005	7,500,000	7,498	7,517
U.S. Treasury Notes	6.500%	10/15/2006	6,000,000	6,396	6,683
U.S. Treasury Notes	3.875%	2/15/2013	4,500,000	4,560	4,405
U.S. Treasury Notes	1.250%	5/31/2005	6,000,000	5,937	5,984
U.S. Treasury Notes	2.000%	5/15/2006	3,500,000	3,536	3,501
U.S. Treasury Notes	3.500%	11/15/2006	8,000,000	7,744	8,269
U.S. Treasury Notes	4.000%	11/15/2012	5,000,000	4,971	4,952
U.S. Treasury Notes	4.750%	11/15/2008	6,000,000	5,726	6,423
U.S. Treasury Notes	4.875%	2/15/2012	5,900,000	6,175	6,248
U.S. Treasury Notes	5.000%	8/15/2011	4,000,000	4,048	4,281
U.S. Treasury Notes	5.625%	2/15/2006	4,500,000	4,941	4,850
U.S. Treasury Notes	5.750%	11/15/2005	6,000,000	6,360	6,442
U.S. Treasury Notes	6.125%	8/15/2007	3,700,000	4,064	4,141
U.S. Treasury Notes	6.500%	8/15/2005	6,200,000	6,353	6,689
U.S. Treasury Notes	6.750%	5/15/2005	8,500,000	9,180	9,112
U.S. Treasury Notes	6.875%	5/15/2006	7,000,000	7,259	7,782
U.S. Treasury Notes	5.625%	5/15/2008	2,000,000	2,188	2,215
U.S. Treasury Bond	9.125%	5/15/2009	2,000,000	2,273	2,060
				212,632	216,297
The Northern Trust Company*, Government Short-Term Investment Fund	--	--	799,400	799	799
Total Bond Funds				$213,431	$217,096

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Participant Directed (continued)

Mutual Funds:
The Northern Trust Company*, S&P 500 Equity Index Fund	--	--	123,430	$308,555	$351,541
T. Rowe Price, Value Fund	--	--	4,643,055	84,357	92,907
T. Rowe Price, Small Cap Stock Fund	--	--	3,023,533	75,377	84,598
T. Rowe Price, Health Sciences Fund	--	--	1,416,866	25,313	28,266
Fidelity Low Price Stock Fund	--	--	3,858,334	112,114	134,965
Fidelity Dividend Growth Fund	--	--	1,898,445	48,497	51,828
Fidelity Growth Company Fund	--	--	2,003,596	94,391	100,320
Fidelity Mid Cap Stock Fund	--	--	2,797,434	56,502	60,341
Fidelity Overseas Fund	--	--	1,584,240	41,229	49,793
Fidelity Select Technology Fund	--	--	822,608	43,053	49,431
Fidelity Freedom Income Fund	--	--	611,856	6,652	6,785
Fidelity Freedom 2000 Fund	--	--	630,081	7,205	7,422
Fidelity Freedom 2010 Fund	--	--	3,014,348	37,512	39,247
Fidelity Freedom 2020 Fund	--	--	1,726,770	20,544	22,483
Fidelity Freedom 2030 Fund	--	--	1,328,698	15,528	17,207
Fidelity Freedom 2040 Fund	--	--	1,439,606	9,922	10,883
Total Index Mutual Funds				$986,751	$1,108,017

Fixed Income Fund:
T. Rowe Price, Fixed Income Fund - Guaranteed Investment Contracts	--	--	247,381,093	$ 247,381	$ 247,381
T. Rowe Price, Fixed Income Fund - Short-Term Investment Fund			1,869,515	18,497	18,497
Total fixed income fund				$ 265,878	$ 265,878
Total participant directed investments				$1,975,518	$3,285,927

Loans to participants* (8,593 loans)	4% to 10.5%	1/2/2004 to 12/15/2018		$65,277	$65,277

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SCHEDULE II
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2003
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc.*	Common stock -39 purchases	$175,649	$--	$175,649	$175,649	$--

Pfizer Inc.* (1)	Common stock -120 sales	$--	$193,850	$58,679	$193,850	$135,171

*	Party-in-interest
(1)	Dispositions represent sales of stock and shares distributed in kind to members who withdraw from the Plan on retirement or termination.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Savings Plan Committee

Date:  June 25, 2004

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Forms S‑8 dated October 5, 1994 (File No. 33‑55771) and June 19, 2000 (File No. 333-39610) of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years then ended, which report appears in the December 31, 2003 annual report on Form 11‑K of the Pfizer Savings Plan.

/s/ KPMG LLP

New York, New York
June 28, 2004